October 16, 2020

Larry Spirgel

Chief

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Veritransfer Inc.

Offering Statement on Form 1-A

Filed September 15, 2020
File No. 024-11320

Dear Mr. Spirgel:

We acknowledge receipt of the comments in your letter dated October 9, 2020 regarding the Offering Statement of Veritransfer Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Summary, page 1

1.	Please disclose whether your anticipated commercial launch of the application in the fourth quarter of 2020 is dependent on the proceeds from this best efforts offering. If so, clarify that you may not have an operational application if the company is unable to raise sufficient funds.

The Company will rely on funds from the proceeds of this offering. However, if the Company is not able to raise the approximately $500,000 required to fund the final phase of software development, the Company will continue to seek additional capital from its existing shareholders and directors to finance the completion of the application’s development, in the form of debt financing. The Company has added disclosure on pages 1 and 17 of the Offering Circular to reflect this. The Company also added disclosure on page 1 under “Summary” changing the anticipated commercial launch of the application to the first quarter of 2021.

Risks related to the offering
Voting control is in the hands of a few large stockholders, page 8

2.	Please quantify the percentage of voting power and the number of stockholders holding such voting power.

Upon further review, the Company removed the risk factor on page 8 since there are no voting agreements in place at this time with any of the current shareholders and, as disclosed on page 22 under “Security Ownership of Management and Certain Securityholders”, the Company’s largest shareholders, Mark Lawson and Nico Civelli, currently own 20.7 % and 24.2% of the outstanding common stock, respectively, which does not provide them with majority voting control.

Market and Traction, page 13

3.	We note your statement that you believe your total addressable market includes a $35 billion market comprised of $16 billion in the shooting and hunting market and a further $19 billion in the rugged outdoor recreation market. Please disclose the basis for your belief that this is your total addressable market when it appears that you intend to provide a platform to facilitate the sale of firearms rather than selling firearms.

The Company has expanded the disclosure on page 13 as requested by the Staff by adding the following language to “Market and Traction” on page 13:

“The company seeks to address this market by not only facilitating the sale of firearms through its platform, but by also including the following features for consumers:

•	Virtual safety training

•	Discounts on apparel and accessories

•	Data analytics

•	Peer-to-peer marketplace transactions

•	Background checks (soft)”

Based on the aforementioned solutions and multiple product specific offerings to consumers, the Company believes that its aggregate total addressable market falls within the $16 billion shooting and hunting market, in addition to the $35 billion rugged outdoor recreation market.

Compensation of Directors and Executive Officers, page 21

4.	Please file the business advisory and financial services engagement agreement with Mr. Proceviat as an exhibit to your offering circular. Refer to Item 17.6(c) of Part III of Form 1-A.

The Company has filed Mr. Proceviat’s business advisory and financial services engagement letter as Exhibit 6.3.

5.	Please disclose the compensation paid to Ralph Proceviat, the Chief Financial Officer, in 2019. Also, disclose the management and consulting fees paid to the Mr. Lawson in this section. Refer to Item 11 of Part II of Form 1-A.

The Company notes that, as disclosed on page 19, under “Directors, Executive Officers and Significant Employees,” Mr Proceviat commenced working for the Company on June 21, 2020. As a result, he is not included in the table and on page 21 under “Compensation of Directors and Executive Officers.” The Company has added the management and consulting fees paid to Mr. Lawson in the table. The Company further notes that Mr. Lawson has no consulting, management agreement or other arrangement pursuant to which he has been or will be paid any management or consulting fees in 2020. Mr. Lawson will only begin receiving compensation in his capacity as President and Director after the Company has raised at least $7.5 million in the offering as noted on page 12 under “Use of Proceeds to the Issuer” and on page 21 under “Compensation of Directors and Executive Officers.”

Exhibits

6.	Please revise the consent of your independent auditor to refer to the correct audit report date of August 21, 2020.

The Company’s auditor has corrected and revised their consent as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Veritransfer Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Lawson

President

Veritransfer Inc.